John A. Good		The Tower at Peabody Place
PHONE: FAX: E-MAIL:	(901)543-5901 (888)543-4644 JGood@bassberry.com	100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

        May 7, 2013

Via EDGAR and FedEx

Ms. Folake Ayoola

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Trade Street Residential, Inc.
Amendment No. 5 to Registration Statement on Form S-11
Filed April 22, 2013
File No. 333-185936

Dear Ms. Ayoola:

On behalf of Trade Street Residential, Inc. (the “Company” or “Trade Street”) this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to verbal comments received from the Staff of the Division of Corporation Finance of the Commission (the “Staff”) in telephone conversations on May 2, 2013 and May 3, 2013 with respect to Amendment No. 5 to the Company’s Registration Statement on Form S-11 (File No. 333-185936) filed with the Commission on April 22, 2013 (“Amendment No. 5”). The Company is concurrently filing Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which includes changes in response to the comments, as well as a free writing prospectus, which supplements the preliminary prospectus dated May 7, 2013 that forms a part of Amendment No. 6.

References to page numbers in the responses below refer to Amendment No. 6. For your convenience, we have enclosed with this letter two clean copies and two marked copies of Amendment No. 6 reflecting all changes to Amendment No. 5. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 6.

Comment: We note that you have disclosed in Amendment No. 5 that your board of directors declared a dividend on April 22, 2013 of $0.1575 per share, payable on July 12, 2013 to stockholders of record on June 14, 2013. Please more clearly disclose the factors considered by the board of directors in authorizing this dividend. Please disclose the source of funding for this and future dividends and specify whether proceeds from this offering will be used to pay the dividend. Please include a table reflecting estimated cash available for distribution for the year

Folake Ayoola

Trade Street Residential, Inc.

ending December 31, 2013. Please address in such table all reasonably estimable uses of the registrant’s cash flow from operations during such period, including, without limitation (i) capital expenditures, (ii) debt maturities on outstanding indebtedness, scheduled principal payments on outstanding indebtedness and refinancing and other fees and costs expected to be incurred in connection with refinancing of any indebtedness, and (iii) incremental management and overhead expenses related to the registrant becoming a self-advised and self-managed REIT on June 1, 2012 and all other estimable uses of cash during such period. We also request that you add additional disclosure to the Risk Factor section to inform investors of the additional risks they might face if the registrant does not have sufficient cash flow from operations to fund distributions to its stockholders.

Response: In response to the Staff’s comments, the Company has made numerous revisions to the section entitled “Distribution Policy” on page 52 of Amendment No. 6. The following is a description of such revisions:

•

described the specific factors that the board of directors considered in authorizing the dividend for the second quarter of 2013, and included a specific disclosure that the financial information for the three month period ended March 31, 2013 was not available at the time such determination was made;

•

added disclosure to provide that, unless the Company’s operating cash flow increases, it will be required to fund a portion of the distributions for the second quarter 2013 with proceeds from the offering;

•

added cautionary language providing that the Company’s estimate of cash available for distribution for the year ending December 31, 2013 is not a projection or forecast of the Company’s actual results of operations or liquidity;

•

added a “magic page” table (the “Magic Page”) beginning with pro forma consolidated loss from continuing operations for the year ended December 31, 2012, and adjusting that line item for numerous additions and subtractions to produce estimated cash available for distribution for the year ending December 31, 2013;

•

included footnote (8) to the Magic Page line item entitled “Estimated cash used investing activities for the year ending December 31, 2013” to address the exclusion of properties that the Company has under contract that are not expected to be purchased with proceeds from this offering, as well as the exclusion of the costs related to the development of the Estates at Maitland and Midlothian Town Center – East within the next year, explaining the reasons for such exclusions;

•

included a line item in the Magic Page subtracting scheduled loan principal payments in 2013, excluding payments with respect to certain loans that are expected to be refinanced or paid off in 2013, but also subtracting refinancing and other fees expected to be paid in connection with such refinancings and repayments;

Folake Ayoola

Trade Street Residential, Inc.

•

included line items in the Magic Page subtracting from loss from continuing operations all revenue from advisory fees received in 2012, as well as subtracting an estimated increase in general and administrative costs as a result of the addition of certain personnel, after June 1, 2012 associated with internalizing the management of the Company’s properties;

•

included line items in the Magic Page subtracting from loss from continuing operations estimated recurring capital expenditures for 2012 and 2013 for completed acquisitions and one 2013 pending acquisition, except for Estates at Millenia and Woodfield Creekstone, both of which are newly-constructed apartment communities in lease-up and are not expected to incur any capital expenditures during 2013 (which fact is noted in footnote (9) to the Magic Page);

•

clarified that, because the Company operates only garden-style apartment communities that are leased to tenants pursuant to one-year leases, it is not obligated to provide any tenant improvements to its tenants and does not incur any significant leasing commission costs with respect to its leases;

•

included line items in the Magic Page adding to loss from continuing operations the estimated 2013 incremental net operating income of Woodfield Creekstone and Estates at Millenia, both of which properties are newly-constructed and were in the lease-up phase in 2012, and specified that the Company does not believe there are material additional expenses associated with the increased occupancy and rental income from the Estates at Millenia or Woodfield Creekstone; and

•	included footnote (13) to the Magic Page to explain the calculation of the estimated aggregate distributions for 2013.

Additionally, the Company has revised the risk factor on page 25 of Amendment No. 6 to specifically address the amount of the estimated shortfall in 2013 based on the annualized rate of the second quarter 2013 distribution.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ John A. Good

John A. Good

Folake Ayoola

Trade Street Residential, Inc.

cc:	Michael D. Baumann, Trade Street Residential, Inc.

Bert Lopez, Trade Street Residential, Inc.

David S. Freed, Esq., Hunton & Williams LLP